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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT OF ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                     Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934
                      and rule 13a-17 or 15d-17 thereunder

                                  TOPRO, INC.
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             (Exact name of Registrant as specified in its charter)

                 2525 West Evans Avenue, Denver, Colorado 80219
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                    (Address of principal executive offices)

       Issuer's telephone number, including area code:    (303) 935-1221
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                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease of 5% or more in the number of shares outstanding:

1.       Title of security: Common Stock, $.0001 par value
2.       Number of shares outstanding before the change: 8,013,354
3.       Number of shares outstanding after the change: 7,748,689
4.       Effective date of change: November 27, 1996
5.       Method of change: Issuance of shares from treasury

         Give brief description of transaction: Issuance of 26,049 shares of common stock on June 27, 1996 in payment of interest due as of March 31, 1996 on outstanding 10% Senior Convertible Promissory Notes. Cancellation of 1,400,000 restricted common stock shares held in escrow for the acquisition of Vision Engineering Holding Corporation by Topro on May 30, 1996 for the final audit of the books of Vision Engineering. Issuance of 22,500 shares for loan origination and extension fee on unsecured 12% notes issued on October 1, 1996. Issuance of 214,285 shares of restricted common stock for the conversion of Company's $375,000 in 270 Day 8% Convertible Notes. Issuance of 692,500 shares of restricted common stock on November 27, 1996 in a private placement to institutional and accredited investors. Issuance of 180,000 shares of restricted common stock on November 27, 1996 to Vision Engineering Corporation 401k plan for the settlement of a past obligation of the plan.

                         II.  CHANGE IN NAME OF ISSUER

1.       Name prior to change:
2.       Name after change:
3.       Effective date of charter amendment changing name:
4.       Date of shareholder approval of change, if required:



Date: December 12, 1996
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                                        Topro, Inc.

                                        By:   /s/ John Jenkins
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                                             John P. Jenkins
                                             President and CEO